

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

>   **Re: Biglari Holdings Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 12, 2015**
>   **File No. 000-08445**

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clearly mark your proxy statement and form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

Proposal One: Election of Directors, page 8

2.   Please clarify the employment history for Messrs. Johnson, Person, Cooper and Mastrian by adding dates of employment.

3.   Please clarify Mr. Cooper's principal occupation or position of employment in the past five years and provide the name and principal business of any corporation or other organization in which such occupations or employment were carried on. See Item 401(e)(1) of Regulation S-K.

4.   We note your disclosure that Messrs. Biglari and Cooley also have experience serving on the boards of directors of public companies. Please specify the directorships held by Mr. Biglari and Mr. Cooley, including any held during the past five years. See Item 401(e)(2) of Regulation S-K.

Proposal Three: Advisory Vote on Executive Compensation, page 15

5.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

Employment Agreements, Severance, and Change-in-Control Arrangements, page 23

6.   Please describe the circumstances that would trigger payment for a "change in control," as referenced in your proxy statement, under Mr. Biglari's Incentive Agreement. Specifically address whether or not the election of four or more of the Groveland alternative director nominees, as characterized in your proxy statement, to Biglari Holdings' Board of Directors would constitute a change in control under this agreement.

Admission Ticket | Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on April 9, 2015

7.   Please advise us, with a view toward revised disclosure, the method by which the proxy statement will be disseminated to record and beneficial owners. Specifically address whether or not the disclosure in this section is intended to communicate that Biglari Holdings is attempting to rely upon Exchange Act Rule 14a-16 for purposes of electronically disseminating its proxy statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael Neidell, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP